Exhibit 8.2

March 23, 2018

Boards of Directors of
Mid-Southern, M. H. C.
Mid-Southern Savings Bank, FSB
Mid-Southern Bancorp, Inc.

Gentlemen:

In accordance with your request, set forth herein is our opinion regarding the Indiana income tax consequences resulting from the transactions associated with the proposed conversion of Mid-Southern, M.H.C., a federal mutual holding company ("the MHC") into the capital stock form of organization to be effected pursuant to the terms of a Plan of Conversion and Reorganization of the MHC dated January 24, 2018 ("the Plan").  This opinion is being issued pursuant to Section 25 of the Plan.

In 1998, the MHC was organized as a mutual holding company of Mid-Southern Savings Bank, FSB, a federally chartered stock savings bank (the "Bank"), owning 71% of its common stock, and conducted an initial public offering by selling a minority of the Bank's common stock to the public. Pursuant to the Plan, (i) the MHC formed Mid-Southern Bancorp, Inc., an Indiana stock corporation as a first-tier subsidiary of the MHC (the "Holding Company"), and (ii) the MHC will merge with and into the Holding Company with the Holding Company as the resulting entity.  As part of the merger, the shares of common stock of the Bank held by the minority stockholders will be exchanged for shares of Holding Company common stock based on the exchange ratio defined in the Plan.  The liquidation interests in the MHC constructively received by the eligible members of the MHC will be exchanged for an interest in a liquidation account representing the ownership rights/liquidation interests in the Holding Company.  Immediately after the merger, the Holding Company will offer for sale the Holding Company common stock in a subscription offering pursuant to nontransferable subscription rights first to the Bank's eligible account holders, second to the tax-qualified employee stock benefit plans, third to the Bank's supplemental eligible account holders and fourth to other members of the MHC.  Shares not subscribed for in the subscription offering will be offered to the general public in a direct community offering and, if necessary, a syndicated community offering.

The exchange ratio will result in minority stockholders of the Bank owning in the aggregate approximately the same percentage of the common stock of the Holding Company to be outstanding upon the completion of the conversion as the percentage of Bank common stock owned by them in the aggregate immediately before consummation of the conversion, before giving effect to any (i) payment of cash in lieu of issuing fractional exchange shares, (ii)  the payment of cash to minority stockholders of the Bank who exercise and perfect their rights of dissent and appraisal pursuant to 12 C. F. R. 552.14, and (iii)  shares of the common stock of the Holding Company purchased by the minority stockholders in the conversion stock offerings.  Also, pursuant to the Plan, the aggregate purchase price at which all shares of common stock will be offered and sold pursuant to the Plan and the total number of shares of common stock to be offered in the conversion will be determined by the Boards of Directors of the Bank and the MHC on the basis of the estimated pro forma market value of the Bank as a subsidiary of the Holding Company.  The estimated pro forma market value will be determined by an independent appraiser.

The Plan provides for the establishment of a Bank liquidation account for the benefit of eligible account holders and supplemental eligible account holders who continue to maintain their accounts at the Bank after the conversion.  The liquidation account will be reduced annually to the extent that eligible account holders and supplemental eligible account holders have reduced their qualifying deposits as of each anniversary date.  Subsequent increases will not restore an eligible or supplemental eligible account holder's interest in the liquidation account.  In the event of a complete liquidation of the Bank, each eligible account holder and supplemental eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.

In connection with the opinions expressed below, we have examined and relied upon originals or copies certified or otherwise identified to our satisfaction, of the Plan as adopted by the Boards of Directors of the Bank and MHC on January 24, 2018 and such other corporate documents of the Bank and MHC as we have deemed appropriate. We have assumed the representations are true and that the parties to the Plan will act in accordance with the Plan, and that all other documents entered into to effect the transactions contemplated by the Plan have been duly adopted or approved by all required action and that the MHC merger described above will be consummated as a statutory merger.  Also, we have relied upon the Federal Tax Opinion of Silver, Freedman, Taff & Tiernan, LLP dated March 23, 2018 ("Federal Tax Opinion"), incorporated hereunder by reference.

Based on and subject to the foregoing, and the conclusions stated in the Federal Tax Opinion as to the federal income tax consequences of the Conversion and Reorganization, it is our opinion that for Indiana income tax purposes, under current law:

1.  The Conversion and Reorganization transactions and the subsequent stock offering will be treated in an identical manner as it is treated for federal income tax purposes under the Internal Revenue Code.  The Internal Revenue Code as amended and in effect as of January 1, 2016 have been adopted by the state of Indiana and incorporated by reference into the income tax laws of the state of Indiana.

2.  Under the income tax laws of the state of Indiana, consummation of the Conversion and Reorganization will not be a taxable event to the Bank, its account holders, the MHC or the Holding Company.

This opinion is given solely for the benefit of the parties to the Plan, the shareholders of the Holding Company and eligible account holders, supplemental eligible account holders and other investors who purchase common stock pursuant to the Conversion and Reorganization, and may not be relied upon by any other party or entity or referred to in any document without our express written consent.  As noted above, this opinion is limited to the Indiana income tax consequences of the Conversion and Reorganization and we undertake no responsibility to update or supplement our opinion.

We hereby consent to the filing of this opinion with the SEC and the Board of Governors of the Federal Reserve System as exhibits to the Registration Statement and the Bank's Application for Conversion on Form AC, respectively, and the reference to our firm in the prospectus which is a part of both the Registration Statement and the Form AC.

Yours truly,

/s/Monroe Shine & Co., Inc.

Monroe Shine & Co., Inc.